UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 12)

Under the Securities Exchange Act of 1934

Blue Sphere Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09605C301
(CUSIP Number)

Adam D. Averbach, Esq. Ibex Investors LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Ibex Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,092

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
645,092

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,092

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Justin B. Borus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,092

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
645,092

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,092

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.9%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Ibex Israel Fund 1 LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C301
1	NAMES OF REPORTING PERSONS

Ibex Israel Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
559,913

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
559,913

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
559,913

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 09605C301

1	NAMES OF REPORTING PERSONS

Ibex Microcap Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
85,179

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
85,179

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
85,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
PN

Explanatory Note

This Amendment No. 12 amends and supplements the statement on Schedule 13D originally filed by Ibex Investors LLC (“Ibex Investors”), formerly known as Lazarus Management Company LLC, Justin B. Borus, Ibex Israel Fund 1 LLLP (“Ibex Israel 1”), formerly known as Lazarus Israel Opportunities Fund LLLP, Ibex Israel Fund LLLP (“Ibex Israel”), formerly known as Lazarus Israel Opportunities Fund II LLLP and Ibex Microcap Fund LLLP (“Ibex Microcap”), formerly known as Lazarus Investment Partners LLLP.  Ibex Investors, Mr. Borus, Ibex Israel 1, Ibex Israel and Ibex Microcap are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”  Ibex Israel 1, Ibex Israel and Ibex Microcap are collectively referred to as the “Funds.”  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit A.  All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item shall be deemed to be a response to all Items where such information is relevant.

Item 4.  Purpose of Transaction.

On September 1, 2017, in connection with the creation of a master-feeder fund structure, Ibex Israel 1 transferred 324,754 shares of common stock (“Shares”) and warrants to purchase an additional 96,154 Shares (“Warrants”) of the Issuer into Ibex Israel in exchange for partnership interests in Ibex Israel.

Item 5.  Interest in Securities of the Issuer.

(a)-(e)  Reference is made to Items 7, 9, 11 and 13 of pages 2-6 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule by Ibex Israel consist of 442,780 Shares and 117,133 Warrants.  The securities reported by Ibex Microcap consist of 67,696 Shares and 17,483 Warrants.  The securities reported by Ibex Investors and Mr. Borus consists of the sums of the Shares and Warrants held by the Funds.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-6 was calculated based on 3,682,762 Shares outstanding as of August 6, 2017 as reported by the Issuer in its 10-Q filed on August 7, 2017.  All securities holdings reported herein reflect a 130-for-1 reverse stock split of the Issuer’s common stock effected by the Issuer on March 24, 2017.

Ibex Investors is the investment adviser of the Funds, and consequently may be deemed to have voting control and investment discretion over securities owned by the Funds. Mr. Borus is the manager of Ibex Investors and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Ibex Investors.   The foregoing should not be construed in and of itself as an admission by Ibex Investors or Mr. Borus as to beneficial ownership of the Shares or Warrants owned by the Funds.  Each of Ibex Investors and Mr. Borus disclaims beneficial ownership of the Shares and Warrants set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein and each Fund disclaims beneficial ownership of any Shares and Warrants owned by any other Fund.

On September 1, 2017, in connection with the transaction described in Item 4 above, Ibex Israel 1 transferred 324,754 Shares and 96,154 Warrants to Ibex Israel and, as a result, ceased to be a beneficial owner of more than five percent of the class of securities.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of September 6, 2017, by and among Ibex Investors LLC, Justin B. Borus, Ibex Israel Fund 1 LLLP, Ibex Israel Fund LLLP and Ibex Microcap Fund LLLP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2017

IBEX INVESTORS LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
IBEX ISRAEL FUND 1 LLLP By: Ibex GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

IBEX ISRAEL FUND LLLP By: Ibex GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

IBEX MICROCAP FUND LLLP By: Ibex Investors LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager